SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

May 13, 2008

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

[redacted]

08002585

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated April 28, 2008 (Sumitomo Metals Declares Dividend)

Very truly yours,

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

5/19

May 13, 2008

Sumitomo Metals Declares Dividend

Sumitomo Metal Industries, Ltd. announced that its board of directors today declared a dividend payable to shareholders of record as of March 31, 2008, as follows.

	Declared dividend	Latest dividend forecast (announced April 28, 2008)	Dividend paid in the previous fiscal year (ended March 31, 2007)
Record date	March 31, 2008	March 31, 2008	March 31, 2007
Dividend per share	5.0 yen	5.0 yen	4.5 yen
Total amount of the dividend	23,195 million yen	—	20,883 million yen
Payment date	May 30, 2008	—	June 4, 2007
Source of dividend	Retained earnings	—	Retained earnings

Reference: Breakdown of Full-Year Dividends

	Dividend per share		
Record date	End of interim period (September 30, 2007)	End of fiscal year (March 31, 2008)	Full-year
Current fiscal year (ended March 31, 2008)	5.0 yen	5.0 yen	10.0 yen
Previous fiscal year (ended March 31, 2007)	3.5 yen	4.5 yen	8.0 yen

END